SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Chipotle Mexican Grill, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 K Street, N.W., Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

[The following tweets were posted by CtW Investment Groups with the first, second and fourth tweets containing links to articles in Restaurant News, the Denver Post the Wall Street Journal, respectively.]

Proxy advisor joins in campaign to change Chipotle's board makeup:

dpo.st/1qVdSwQ via @denverpost #corpgov

CtW Investment Group @CtWInvGrp Apr 27

ISS agrees that board refreshment critical missing ingredient in Chipotle's efforts to restore confidence #corpgov $CMG

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CtW Investment Group @CtWInvGrp Apr 27

Influential proxy firm pressures Chipotle on board makeup, taking aim at stale board http://on.wsj.com/1SKXrNn via @WSJ #corpgov

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